SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of November 2011

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
 Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

11 November 2011

Mr Donal Moriarty
Company Secretary
Aer Lingus plc
Head Office
Dublin Airport
Co Dublin
By email and post
OPEN LETTER

Re:      Aer Lingus Group plc - Refusal of EGM requisition

Dear Donal,

I refer to your letter of yesterday's date.

As you will be aware, Ryanair wrote to the Board of Aer Lingus requisitioning an EGM on 1 November. Aer Lingus rejected this EGM request on 4 November and despite 3 reminder letters the Board of Aer Lingus has failed / refused to explain its refusal to accede to Ryanair's EGM requisition, which is in breach of Irish company law and EU shareholder rights legislation. This is not an issue to be fobbed off to Aer Lingus' lawyers and these delays are unacceptable. The Board of Aer Lingus should explain, by return, the grounds for their refusal to accede to Ryanair's EGM requisition, and do so without further unnecessary delay.

It is clear that the Board of Aer Lingus is seeking to unlawfully delay or obstruct the calling of this EGM solely because the requisition comes from Ryanair. The timelines you refer to in S. 132 of the Companies Act, 1963 are irrelevant.

We again request the Board of Aer Lingus to reply by return to our 2 letters of 9 November and further letter of 10 November setting out the reasons for their refusal to accede to Ryanair's EGM requisition dated 1 November.

We would appreciate your response by close of business today to prevent any further delay by the Board of Aer Lingus in complying with Irish company law and EU shareholder rights legislation.

Yours sincerely,

________________
Juliusz Komorek
Company Secretary

Cc:       Enforcement Directorate, Central Bank of Ireland, Block D, Iveagh Court, Harcourt Road, Dublin 2
Regulation Department, Irish Stock Exchange, 28 Anglesea Street, Dublin 2, Ireland
UK Listing Authority, 25 The North Colonnade, Canary Wharf, London, E14 5HS
London Stock Exchange, 10 Paternoster Square, London, EC4M 7LS
Financial Services Authority (FSA), 25 The North Colonnade, Canary Wharf, LONDON E14 5HS
Office of the Director of Corporate Enforcement, 16 Parnell Square, Dublin 1, Ireland

Click on, or paste the following link into your web browser, to view the associated PDF document.

http://www.rns-pdf.londonstockexchange.com/rns/9698R_-2011-11-11.pdf

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 11 November 2011

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary